UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

March 31, 2024

(Date of Report -Date of earliest event reported)

Roots Real Estate Investment Community I, LLC

(Exact name of issuer as specified in its charter)

Georgia	86-2608144
(State or other jurisdiction of organization)	(IRS Employer Identification No.)

1344 La France Street NE, Atlanta, GA	30307
(Address of principal executive offices)	(ZIP Code)

(404) 732-5910

(Issuer’s telephone number, including area code)

Units

(Title of each class of securities issued pursuant to Regulation A)

Item 1. Fundamental Changes

Property Acquisitions

On March 29, 2024, Roots Real Estate Investment Community I, LLC (the “Company” or “Roots”) closed an agreement effective March 31, 2024, to acquire the following twenty-six (26) curated properties from the Company’s sponsor, Seed InvestCo, LLC, through the purchase of twenty-six (26) assets that were previously wholly owned by our sponsor:

Property Address:	505 Bolton Road NW Atlanta, GA 30331
Description:	This 1,144 square-foot single-family was built in 1950 and has 4 bedrooms, and 2 bathrooms, and sits on approximately 0.19 acres.
Purchase Price by Roots:	$210,000 cash purchase
Current Market Value:	$225,000

Property Address:	87 Lucy Street Atlanta, GA 30312
Description:	This 2,215 square-foot multifamily was built in 1920 and has 3 units, comprising two (2) 4 bedrooms and 3 bathrooms. The property sits on approximately 0.04 acres
Purchase Price by Roots:	$850,000 cash purchase
Current Market Value:	$950,000

Property Address:	725 Plainville Trail SW Atlanta, GA 30331
Description:	This 1,003 square-foot single-family was built in 1976 and has 3 bedrooms, and 1 bathroom, and sits on approximately 0.24 acres
Purchase Price by Roots:	$195,000 cash purchase
Current Market Value:	$215,000

Property Address:	2880 Mango Circle NW Atlanta, GA 30318
Description:	This 1,074 square-foot single-family was built in 1955 and has 3 bedrooms, and 1 bathroom, and sits on approximately 0.19 acres
Purchase Price by Roots:	$180,000 cash purchase
Current Market Value:	$200,000

Property Address:	2996 Palm Drive East Point, GA 30344
Description:	This 900-square-foot single-family was built in 1950 and has 3 bedrooms, and 2 bathrooms, and sits on approximately 0.16 acres
Purchase Price by Roots:	$195,000 cash purchase
Current Market Value:	$205,000

Property Address:	2581 Barge Road SW Atlanta, GA 30331
Description:	This 1,094 square-foot single-family was built in 1958 and has 4 bedrooms, and 1 bathroom, and sits on approximately 0.24 acres
Purchase Price by Roots:	$160,000 cash purchase
Current Market Value:	$170,000

Property Address:	107 Jennings Way Stockbridge, GA 30281
Description:	This 923 square-foot single-family was built in 1966 and has 3 bedrooms, and 2 bathrooms, and sits on approximately 0.42 acres
Purchase Price by Roots:	$150,000 cash purchase
Current Market Value:	$212,000

Property Address:	3216 Mayo Place SW Atlanta, GA 30311
Description:	This 1,427 square-foot single-family was built in 1950 and has 4 bedrooms, and 2 bathrooms, and sits on approximately 0.44 acres
Purchase Price by Roots:	$276,000 cash purchase
Current Market Value:	$325,000

Property Address:	6037 Blackhawk Trail SE Mableton, GA 30126
Description:	This 1,200-square-foot multi-family was built in 1961 and has 4 bedrooms, and 2 bathrooms, and sits on approximately 0.24 acres.
Purchase Price by Roots:	$252,761 cash purchase
Current Market Value:	$255,000

Property Address:	3386 Estes Park Drive SW Snellville, GA 30039
Description:	This 1,447-square-foot home was built in 1977 and has 3 bedrooms, and 1.5 bathrooms, and sits on approximately 0.41 acres.
Purchase Price by Roots:	$258,000 cash purchase
Current Market Value:	$282,000

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Property Address:	6258 Green Acres Drive SW Covington, GA 30014
Description:	This 1,363 square-foot single-family was built in 1973 and has 3 bedrooms, and 1 bathroom, and sits on approximately 0.19 acres
Purchase Price by Roots:	$180,000 cash purchase
Current Market Value:	$212,000

Property Address:	3844 Maggie Drive SE Conyers, GA 30013
Description:	This 1,116 square foot single-family home was built in 1977 and has 3 bedrooms, and 1 bathroom, and sits on approximately 0.45 acres.
Purchase Price by Roots:	$180,000 cash purchase
Current Market Value:	$236,000

Property Address:	15 Chappell Road NW Atlanta, GA 30314
Description:	This 1,298-square-foot two-unit home was built in 1940 and has 2 bedrooms and 2 bathrooms and sits on approximately 0.21 acres.
Purchase Price by Roots:	$265,000 cash purchase
Current Market Value:	$284,000

Property Address:	726 Plainville Trail SW Atlanta, GA 30331
Description:	This 1,049 square-foot single-family home was built in 1974 and has 3 bedrooms, and 1 bathroom, and sits on approximately 0.20 acres
Purchase Price by Roots:	$195,000 cash purchase
Current Market Value:	$235,000

Property Address:	961 Shieldcrest Way Forest Park, GA 30297
Description:	This 1,363 square-foot single-family home was built in 1961 and has 4 bedrooms, and 2 bathrooms, and sits on approximately 0.27 acres.
Purchase Price by Roots:	$190,000 cash purchase
Current Market Value:	$198,000

Property Address:	8206 Huntington Drive Jonesboro, GA 30238
Description:	This 1,293 square-foot single-family home was built in 1970 and has 3 bedrooms, and 2 bathrooms, and sits on approximately 0.26 acres.
Purchase Price by Roots:	$212,000 cash purchase
Current Market Value:	$230,000

Property Address:	8246 Collier Street SW Covington, GA 30014
Description:	This 1,238 square-foot single-family home was built in 1982 and has 3 bedrooms, and 1 bathroom, and sits on approximately 0.32 acres.
Purchase Price by Roots:	$195,000 cash purchase
Current Market Value:	$235,000

Property Address:	2006 Akron Drive SE Atlanta, GA 30315
Description:	This 1,152 square-foot single-family home was built in 1962 and has 3 bedrooms, and 1 bathroom, and sits on approximately 0.22 acres.
Purchase Price by Roots:	$190,00 cash purchase
Current Market Value:	$240,000

Property Address:	9206 Blackwell Street SW Covington, GA 30014
Description:	This 1,102 square-foot single-family home was built in 1964 and has 3 bedrooms, and 1 bathroom, and sits on 0.26 acres.
Purchase Price by Roots:	$190,000 cash purchase
Current Market Value:	$245,000

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Property Address:	939 Redford Drive SE Atlanta, GA 30315
Description:	This 1,031 square foot single-family home was built in 1960 and has 3 bedrooms, and 2 bathrooms, and sits on approximately 0.22 acres
Purchase Price by Roots:	$215,000 cash purchase
Current Market Value:	$255,000

Property Address:	1425 Sharon Street NW Atlanta GA, 30314
Description:	This 1,302 square-foot single-family home was built in 1960 and has 3 bedrooms, and 1 bathroom, and sits on approximately 0.14 acres.
Purchase Price by Roots:	$275,000 cash purchase
Current Market Value:	$285,000

Property Address:	3834 Maggie Drive SE Conyers, GA 30013
Description:	This 1,453 square-foot single-family home was built in 1981 and has 3 bedrooms, and 1 bathroom, and sits on approximately 0.46 acres.
Purchase Price by Roots:	$190,000 cash purchase
Current Market Value:	$245,000

Property Address:	1579 Oakmont Drive Acworth, GA 30102
Description:	This 1,288 square-foot single-family home was built in 1984 and has 3 bedrooms, and 2 bathrooms, and sits on approximately 0.53 acres.
Purchase Price by Roots:	$285,000 cash purchase
Current Market Value:	$340,000

Property Address:	4854 Flat Shoals Road Union City, GA 30291
Description:	This 1,044 square-foot single-family home was built in 1966 and has 3 bedrooms, 1 bathroom, and sits on approximately 0.27 acres.
Purchase Price by Roots:	$150,000 cash purchase
Current Market Value:	$165,000

Property Address:	980 Tamarack Trail Forest Park, GA 30297
Description:	This 993 square-foot single-family was built in 1965 and has 3 bedrooms, and 1 bathroom, and sits on approximately 0.26 acres.
Purchase Price by Roots:	$220,00 cash purchase
Current Market Value:	$236,000

Property Address:	4118 Ponderosa Drive SW Covington, GA 30014
Description:	This 1,531 square-foot single-family was built in 1972 and has 3 bedrooms, and 2 bathrooms, and sits on approximately 0.34 acres.
Purchase Price by Roots:	$220,00 cash purchase
Current Market Value:	$290,000

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Item 9. Other Events.

Updated Unit Purchase Price Based On Net Asset Value (“NAV”) Per Unit

On March 31, 2024, Roots REIT Management, LLC (the “Manager”), the manager of Roots Real Estate Investment Community I, LLC (the “Company”), announced that the net asset value (“NAV”) per unit of limited liability company membership interest of the Company (each, a “Unit”) will increase from $128 to $131 effective as of April 4, 2024

As described in the Company’s Offering Circular, the purchase price of the Company’s Units is adjusted at the beginning of each fiscal quarter (or as soon as commercially reasonable thereafter) and is equal to the Company’s NAV divided by the number of Units outstanding as of the close of business on the last business day of the prior fiscal quarter. Accordingly, the purchase price will be adjusted to $131 per Unit, beginning on April 4, 2024, and will be effective until updated by the Company at the beginning of the Third quarter of 2024, or within a commercially reasonable time thereafter, unless updated by us prior to that time.

NAV per Unit is calculated by taking the total value of the Company’s assets less the total value of the Company’s liabilities, divided by the number of the Company’s Units outstanding as of March 31, 2024. The Company’s NAV per Unit is calculated by an internal valuation process that reflects several components, as described in the Company’s Offering Circular “Description of our Units—Valuation Policies.”

The Company’s NAV per Unit as of April 4, 2024, increased by $3.00 since the last NAV announcement at the beginning of the First quarter of 2024.

Item 9. Other Events.

Declaration Of Distribution

On April 3, 2024, the Manager also announced a quarterly cash distribution of $1.50 per Unit for unitholders of record as of the close of business on February 29, 2024, so long as such Units were owned through April 1, 2024. Distributions are expected to be paid before April 22, 2024.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Roots Real Estate Investment Community I, LLC

Roots REIT Management, LLC
Manager

/s/ Larry Dorfman
Larry Dorfman
Manager

/s/ Daniel Dorfman
Daniel Dorfman
Manager

Date: 04/03/2024

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, and descriptions of goals and objectives. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, which generally are not historical in nature. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, international, regional and local economic and political climates, (ii) changes in global financial markets and interest rates, (iii) increased or unanticipated competition for our properties, (iv) risks associated with acquisitions, dispositions and development of properties, (v) maintenance of real estate investment trust status, tax structuring, and changes in income tax laws and rates, (vi) availability of financing and capital, the levels of debt that the Company maintain and its credit rating, (vii) risks of pandemics such as COVID-19, including escalations of outbreaks and mitigation measures imposed in response thereto, (viii) environmental uncertainties, including risks of natural disasters, and (ix) those additional factors described under the section entitled “Risk Factors” in the Company’s offering circular, dated July 12, 2022 and filed by us with the Securities and Exchange Commission (the “Commission”) on July 12, 2022, as supplemented (the “Offering Circular”), as such factors may be updated from time to time in the Company’s subsequent filings with the Commission, which are accessible on the Commission’s website at www.sec.gov. In addition, past performance is not indicative of future results. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the Commission. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

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